

09058732

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMMISSION
,9

SEC Processing Section
FEB 27 2009
Washington, DC

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SEC FILE NUMBER
8- 48981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/08___ AND ENDING___12/31/08___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
        Temper of the Times Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    555 Theodore Fremd Avenue
                              (No. and Street)

    Rye, New York 10570
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Gerard Moreno   914-925-0022
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    D'Arcangelo & Co., LLP
                (Name – if individual, state last, first, middle name)

    3000 Westchester Avenue, Purchase, NY 10577
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard Moreno _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Temper of the Times Investor Services, Inc. _____ , as

of December 31, _____ , 20 08 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____ Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

CONTENTS

DECEMBER 31, 2008 AND 2007



D'Arcangelo&Co.,LLP

Certified Public Accountants & Consultants

3000 Westchester Ave., Purchase, NY 10577-2538
914-694-4600 Fax: 914-694-3658
Mid-Hudson • Utica/Rome • Westchester
www.darcangelo.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

We have audited the accompanying statement of financial condition of Temper of the Times Investor Services, Inc., (an S corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Temper of the Times Investor Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 14 to 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

D'Arcangelo & Co., LLP

February 20, 2009

A Horwath Business Alliance Associate

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash and cash equivalents	$ 52,847	$ 40,542
Cash segregated under federal and other regulations (note 2)	1,156,331	1,140,419
Receivables from customers	1,715	828
Securities inventory, at fair value	78,234	96,452
Prepaid expenses	17,274	16,028
Due from related entities (note 9)	-	4,040
Total assets	$ 1,306,401	$ 1,298,309
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Payables to customers	$ 334,139	$ 296,244
Accounts payable and accrued expenses	30,212	28,693
Income taxes payable	-	100
Due to related entity (note 9)	12,000	12,000
Subordinated loan payable, related entity	200,000	200,000
Total liabilities	576,351	537,037
Stockholders' equity:		
Common stock, $0.10 par value; 1,200,000 shares authorized, 1,066,400 issued and outstanding	106,640	106,640
Additional paid in capital	4,050	4,050
Retained earnings	619,360	650,582
Total stockholders' equity	730,050	761,272
Total liabilities and stockholders' equity	$ 1,306,401	$ 1,298,309

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenues:		
Enrollment charges	$ 1,532,936	$ 1,082,339
Interest and dividend income	24,142	51,475
Unrealized (loss) on securities	(31,526)	(22,848)
Other revenue	1,576	41,354
Total revenues	1,527,128	1,152,320
Expenses:		
Employee compensation and benefits	146,637	128,871
Marketing and customer benefits (note 9)	1,288,669	938,821
Occupancy and equipment rental	29,552	29,374
Postage and mailings	5,390	5,738
Licenses and taxes	32,354	16,202
Professional fees	20,000	28,000
Dues and subscriptions	780	6,607
Bad debt expense	2,865	2,638
Other operating expenses	20,103	15,503
Interest expense	12,000	12,000
Total expenses	1,558,350	1,183,754
Net loss	$ (31,222)	$ (31,434)

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common stock	Additional paid in capital	Retained earnings	Total
Balance January 1, 2007	$ 106,640	$ 4,050	$ 682,016	$ 792,706
Net loss, year ended December 31, 2007	-	-	(31,434)	(31,434)
Balance December 31, 2007	106,640	4,050	650,582	761,272
Net loss, year ended December 31, 2008	-	-	(31,222)	(31,222)
Balance December 31, 2008	$ 106,640	$ 4,050	$ 619,360	$ 730,050

See notes to financial statements.

4.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net loss	$ (31,222)	$ (31,434)
Adjustments to reconcile net loss to net cash		
(used in) operating activities:		
Unrealized gain on securities	31,526	22,848
(Increase) decrease in operating assets:		
Cash segregated under federal and other		
regulations	(15,912)	162,774
Receivables from customers	(887)	(586)
(Purchase) of marketable securities inventory	(13,308)	(114)
Prepaid expenses	(1,246)	298
Due from related entities	4,040	(4,040)
Increase (decrease) in operating liabilities:		
Payables to customers	37,895	(72,854)
Accounts payable and accrued expenses	1,519	(4,607)
Customer liabilities to be escheated	-	(83,717)
Due to related entity	-	(7,297)
Income taxes payable	(100)	-
Net cash provided by (used in) operating activities	12,305	(18,729)
Net increase (decrease) in cash	12,305	(18,729)
Cash and cash equivalents, beginning of year	40,542	59,271
Cash and cash equivalents, end of year	$ 52,847	$ 40,542
Supplemental disclosures:		
Interest paid	$ 12,000	$ 12,000
Taxes paid	-	-

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Change in subordinated liabilities	$ -	$ -
Subordinated liabilities, beginning of year	200,000	200,000
Subordinated liabilities, end of year	$ 200,000	$ 200,000

See notes to financial statements.

6.

1. **Summary of significant accounting policies:**

Nature of operations

Temper of the Times Investor Services, Inc., (the Company) is engaged in a single line of business as a self-clearing securities broker/dealer, which provides a service to help customers become enrolled in dividend reinvestment plans of publicly-traded companies. This service is provided primarily to subscribers of *The Moneypaper*, a monthly newsletter, *Direct Investing*, a semi-monthly newsletter, and purchasers of the *Guide to Direct Investment Plans*, all of which are published by an affiliate. The Company is a member of the National Association of Securities Dealers ("NASD"). The Company operates in New York and its customers are located throughout the United States.

Receivables from customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its current assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables from customers. Changes in the valuation allowance are not material to the financial statements.

Securities inventory

Securities inventory is recorded on a settlement date basis and marketable securities are stated at fair value based upon quoted market prices. Unrealized gains and losses are reflected in revenue. The Company's inventory is comprised exclusively of marketable corporate equity securities.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of 5-7 years.

1.   **Summary of significant accounting policies (continued):**

Revenue recognition

The Company charges an enrollment service charge for opening dividend reinvestment plan accounts for those customers with the various publicly held companies. The enrollment charges and the related revenues and expenses in connection with the dividend reinvestment plan service are recognized on a settlement date basis. With respect to the Company's method of conducting business, there is no material difference between the accounting on a settlement date basis as compared to a trade date basis.

Advertising costs

The Company does not do any direct advertising. The Company's promotional efforts are handled by an affiliate.

Income taxes

The Company's shareholders elected S corporation status for Federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for Federal or New York State income taxes.

There are no deferred taxes as the timing differences between accounting and tax items are immaterial.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid securities with a maturity of three months or less, when purchased, to be cash equivalents.

Accounting for long-lived assets

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 2008, the Company does not have any long-lived assets, which are not fully depreciated.

1. **Summary of significant accounting policies (continued):**

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

The Company has made certain reclassifications to the prior year financial statements to conform to the current year presentation. Such reclassification had no effect on net income as previously reported.

2. **Cash segregated under Federal and other regulations:**

Cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

3. **Receivables from customers and payables to customers:**

Receivable from customers represent uncollateralized underpayments of security purchases. Underpayments from customers are funded to the reserve account by the operating account. All reasonable attempts are then made to collect the underpayments.

The Company accounts for monies received from customers as a payable until the requested securities are purchased and any excess funds are refunded.

4. **Furniture and equipment:**

Furniture and equipment are summarized as follows:

	2008	2007
Furniture and equipment	$ 315,216	$ 315,216
Accumulated depreciation	315,216	315,216
	$ -	$ -

5. **Retirement plan:**

The Company maintains a 401(k) plan covering all eligible employees. The Company has an option to match the employee contributions. The employees made voluntary plan contributions in 2008 and 2007. The Company did not make any discretionary contributions in either year.

6. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $832,827, which was $582,827 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

7. **Regulation:**

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority ("FINRA"), a self-regulatory organization formed through the 2007 merger of the regulatory arms of the New York Stock Exchange ("NYSE") and NASD, which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

8. **Concentrations:**

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalent accounts in financial institutions, which from time to time exceed the Federal depository insurance coverage limit. The Company's cash management policy is to mitigate the Company's credit risks by investing in or through major financial institutions.

Business risk

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Stock purchases

The Company uses a single broker-dealer to purchase the stock used to fulfill customer enrollment orders. A change in brokerage firms could cause an increase in transaction costs and a possible loss of sales, which could adversely affect operating results.

9. **Related party transactions:**

The Company paid $1,288,669 and $938,821 for 2008 and 2007, respectively, for marketing and advertising materials created by the affiliate.

For services rendered to the affiliate's subscribers, the Company received $973,280 and $608,880 in 2008 and 2007, respectively.

Due from related entities

This receivable is non-interest bearing and is a result of transactions occurring between the affiliates in the normal course of business.

Due to related entity

This payable is non-interest bearing and is a result of transactions occurring between the affiliates in the normal course of business.

9.   **Related party transactions (continued):**

Subordinated loan payable, related party

The Company received a $200,000 loan from an affiliate in 1999. The loan was due in full on December 1, 2003 with interest at 6% per annum. The affiliate agreed to subordinate any right to receive payment of principal to the prior payment or provision for payment in full against all claims of all present and future creditors of the Company arising out of any matter occurring prior to the date the obligation matures. In December 2005, the affiliate extended the maturity date of the loan to January 31, 2010 and the interest rate was maintained at 6%. In December 2005, the Company also received approval from the NASD to extend the subordination agreement through January 31, 2010. In November 2008, the affiliate extended the maturity date of the loan to January 31, 2013 maintaining the interest rate at 6% and the extension of the subordination agreement thru January 31, 2013 was approved by FINRA.

The Company recorded interest of $12,000 and $12,000 for 2008 and 2007, respectively, on the above loan. As of December 31, 2008 and 2007, the unpaid interest of $12,000 was included in "Due to related entity".

Administrative expenses - postage, telephone, office supplies

The Company and its affiliate share office space and administrative expenses. Expenses are allocated based on the amount of usage. The affiliate subsidizes the Company's mailing costs as promotional materials are sent out with the purchase confirmations.

Rental expense

The Company leases its office premises from an affiliate pursuant to a sub-lease which expires on August 31, 2011.

9.   **Related party transactions (continued):**

Rental expense (continued)

The following summarizes, by year, future minimum lease payments under this lease for the next year as of December 31, 2008:

Year ending December 31,		Amount
2009	$	23,917
2010		25,354
2011		16,903
	$	66,174

Rent expense totaled $29,552 and $29,374 for 2008 and 2007, respectively.

10.   **Financial instruments:**

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

11.   **Securities in the process of transfer:**

The Company fulfills customer orders by purchasing securities through brokers and arranges for the transfer of the shares purchased to the ultimate owner through the respective transfer agents. The Company does not record the value of securities in the process of transfer in the accompanying financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

**COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITES AND EXCHANGE COMMISSION**

DECEMBER 31, 2008

NET CAPITAL

Total stockholders' equity	$	730,050
Add: Subordinated borrowings allowable for net capital		200,000
Total capital and allowable subordinated borrowings		930,050
Deductions and/or charges		
Nonallowable assets:		
Receivables from customers		1,715
Prepaid expenses		17,274
		18,989
Net capital before haircuts on securities positions		911,061
Haircuts:		
Securities inventory		78,234
Net capital	$	832,827

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:		
Payables to customers	$	334,139
Accounts payable and accrued expenses		30,212
Due to related entity		12,000
		376,351
Less adjustment based on special reserve bank accounts		334,139
Total aggregate indebtedness	$	42,212

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital under rule 15c3-1(a)(1)(i)	$	2,814
Minimum net capital under rule 15c3-1(a)(2)(i)	$	250,000
Required minimum net capital		
(greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i))	$	250,000

EXCESS NET CAPITAL AT 1500%	$	830,013
EXCESS NET CAPITAL AT 1000%	$	582,827
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.05 to 1

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Credit balances:

Free credit balances and other credit balances customers' securities accounts	$	334,139
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days		-
Total credit balances		334,139

Debit balances:

Total debit balances	-

Reserve computation:

Excess of total credits over total debits	$	334,139
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		350,845
Cash segregated under federal and other regulations		1,156,331
Excess of amount on deposit in 'Reserve Bank Accounts' over amount required	$	805,486

Reconciliation to FOCUS report:

Reconciliation with Company's computation
(included in Part II of Form X-17a-5 as of December 31, 2008):

Excess of total credits, as reported in Company's Part II (unaudited) FOCUS report	$	334,139
Reserve requirement per audited financial statements	$	334,139

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3)   None

    A. Number of items   None

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3   None

    A. Number of items   None

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2008

Reconciliation with Company's computation (included in Part II of
Form X-17a-5 as of December 31, 2008

Net capital, as reported in Company's Part II (unaudited)		
FOCUS report	$	849,245
Audit adjustments:		
Change in prepaid expenses		1,075
Change in accounts payable		(17,916)
Change in receivables		-
Other		423
Total audit adjustments		(16,418)
Net capital per audited financial statements	$	832,827



D'Arcangelo&Co.,LLP

Certified Public Accountants & Consultants

3000 Westchester Ave., Purchase, NY 10577-2538
914-694-4600 Fax: 914-694-3658
Mid-Hudson • Utica/Rome • Westchester
www.darcangelo.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

In planning and performing our audit of the financial statements of Temper of the Times Investor Services, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practice and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo & Co., LLP

February 20, 2009

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007